SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

Commission file number 000-21250

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gymboree 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gymboree Corporation

500 Howard Street

San Francisco, California 94105

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gymboree Corporation 401(k) Plan Administrative Committee

Date:	June 22, 2007	By:	/s/ Blair W. Lambert
Blair W. Lambert
Chief Operating Officer
Chief Financial Officer
Committee Member

GYMBOREE 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the Gymboree 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Gymboree 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

June 22, 2007

GYMBOREE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
Assets:
Investments, at fair value:
Fidelity:
Advisor Diversified International Fund	$3,231,274	$2,316,173
Victory Diversified Stock A	3,006,258	2,358,252
Advisor Stable Value Portfolio	2,474,421	1,928,542
Advisor Mid Cap Fund	2,449,535	1,875,299
Advisor Equity Growth Fund	2,292,122	1,972,001
Advisor Freedom 2020 Fund	1,371,759	1,106,954
Dreyfus S&P 500 Index Fund	1,182,339	882,059
Advisor Equity Income Fund	1,176,057	641,422
Advisor Strategic Income Fund	978,813	776,032
Evergreen Special Values Fund	854,553	409,290
Advisor Intermediate Bond Fund	840,357	638,889
Advisor Small Cap Fund	812,861	505,437
Advisor Freedom 2035 Fund	537,294	231,134
Advisor Freedom 2030 Fund	418,430	177,858
Advisor Freedom 2040 Fund	385,891	175,673
Advisor Freedom 2025 Fund	276,851	162,921
Prime Fund	261,620	61,134
Advisor New Insights	69,610	—
Advisor Freedom 2010 Fund	57,937	21,662
Advisor Freedom 2015 Fund	25,973	27,411
Advisor Freedom 2005 Fund	15,279	16,277
Advisor Freedom Income Fund	5,507	9,064
Gymboree Co. Stock Fund:
Corporate Common Stock	1,606,078	949,783
Interest bearing cash	68,854	42,158
Participant loans	512,869	385,530

Total investments	24,912,542	17,670,955
Receivables:
Participant contributions receivable	182,796	148,372
Employer contributions receivable	97,890	73,194

Total receivables	280,686	221,566

Net assets available for benefits at fair value	25,193,228	17,892,521

Adjustments from fair value to contract value for fully benefit-responsive investment contracts - Fidelity Advisor Stable Value Portfolio	25,000	26,174

Net assets available for benefits	$25,218,228	$17,918,695

See notes to financial statements.

GYMBOREE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

Additions to net assets attributed to:
Investment income:
Dividends and interest	$1,290,249
Net appreciation in fair value of investments:
Mutual funds and common collective trusts	901,010
Gymboree Co. Stock Fund	601,181

2,792,440

Contributions:
Participant	4,590,167
Employer	2,037,209

6,627,376

Other	13,642

Total additions	9,433,458

Deductions from net assets attributed to:
Benefits paid to participants	2,123,295
Administrative expenses	10,630

2,133,925

Net increase in net assets	7,299,533
Net assets available for benefits:
Beginning of year	17,918,695

End of year	$25,218,228

See notes to financial statements.

GYMBOREE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 1 – DESCRIPTION OF THE PLAN

General - The following description of the Gymboree 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1992 by The Gymboree Corporation (the “Company”) to provide benefits to employees who are at least 21 years of age and have been employed with the Company for the lesser of (a) six consecutive months with a minimum of 500 hours of service completed, or (b) twelve consecutive months with a minimum of 1,000 hours of service completed. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code (the “Code”) and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), both as amended.

Administration - The Company has appointed an Administrative Committee (the “Committee”) to manage the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) is the third-party administrator, custodian and trustee. Fidelity processes and maintains the records of participant data. All reasonable administrative costs and expenses may be paid from plan assets, unless some or all are paid by the Company.

Tax Status - The Company received a favorable IRS determination letter dated August 3, 2005, stating that the Plan was acceptable under Section 401 of the Code. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal and state income taxes, as well as state franchise taxes.

Participant contributions - Participants may elect to contribute up to 100% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations, which amounted to $15,000 in 2006 and $14,000 in 2005. Certain participants may also elect to make additional pre-tax “catch-up” contributions to the Plan, not to exceed the amount allowable under current income tax regulations. Participants are also allowed to make rollover contributions of amounts received from certain other tax-qualified retirement plans.

Company contributions - In 2006, the Plan became a safe harbor plan and, in accordance with the safe harbor requirements, the Company made matching contributions of 100% of each participant’s contribution up to 4% of his or her compensation, as defined in the Plan. In 2005, the Company matched 100% of each participant’s contribution up to 3% of his or her compensation. These matching contributions were made on a payroll period basis, as required by the Plan.

Vesting - Participant accounts are 100% vested in all participant and Company contributions and earnings attributable thereto.

Participant accounts - Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and any earnings or losses. The Plan permits participants to direct their individual account investments into available investment alternatives. The investment alternatives available to participants as of December 31, 2006 were as follows:

Fidelity:

•	Advisor Diversified International Fund – seeks capital growth.

•	Victory Diversified Stock A – seeks long-term capital growth.

•	Advisor Stable Value Portfolio – seeks to preserve capital while earning interest income.

•	Advisor Mid Cap Fund – seeks long-term growth of capital.

•	Advisor Equity Growth Fund – seeks to achieve capital appreciation.

•	Advisor Freedom 2020 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Dreyfus S&P 500 Index Fund – seeks to match the total return of the S&P 500.

•

Advisor Equity Income Fund – seeks a yield from dividend and interest income, which exceeds the composite dividend yield on securities comprising the Standard & Poor’s 500 Index (“S&P 500”) and may seek capital appreciation when consistent with primary objective.

•	Advisor Strategic Income Fund – seeks a high level of current income and may also seek capital appreciation.

•	Evergreen Special Values Fund – seeks growth of capital.

•	Advisor Intermediate Bond Fund – seeks to provide a high rate of income and may seek capital appreciation when consistent with primary objective.

•	Advisor Small Cap Fund – seeks long-term growth of capital.

•	Advisor Freedom 2035 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Advisor Freedom 2030 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Advisor Freedom 2040 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Advisor Freedom 2025 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Prime Fund – seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity.

•	Advisor New Insights Fund – seeks to invest primarily in the common stock of companies whose value Fidelity Management & Research Company believes is not fully recognized by the public.

•	Advisor Freedom 2010 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Advisor Freedom 2015 Fund – seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

•	Advisor Freedom 2005 Fund – seeks high total return with a secondary objective of creating a conservative allocation strategy with a target date approximately ten to fifteen years after 2005.

•	Advisor Freedom Income Fund – seeks high total return with a secondary objective of principal preservation.

•	Gymboree Co. Stock Fund – invests in The Gymboree Corporation common stock and short-term cash.

Loans to participants - The Plan allows each participant to borrow a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of his or her vested account balance, reduced by the highest outstanding loan balance in his or her account during the prior twelve-month period. Loans may be requested for any reason, and participants are allowed to have up to two outstanding loans at any time but may only initiate a maximum of two loans in one year. The loans are secured by the participant’s account balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. At December 31, 2006 and December 31, 2005, there were 145 and 124 outstanding loans respectively, bearing interest at rates ranging from 5.0% to 9.5%.

In-service withdrawals - A plan participant may request and, depending on the facts and circumstances as determined by the Committee, may receive a hardship withdrawal from his or her account. Additionally, withdrawals are allowed for any reason after a participant has reached age 59 1/2.

Payment of benefits - A participant or beneficiary may elect to receive his or her total benefits in (a) a lump sum distribution equal to the value of the participant’s interest in his or her entire account, or (b) installments. Upon termination of employment, the Plan requires automatic lump-sum distributions of participant account balances that do not exceed $1,000. Distributions to participants are recorded when paid. Net assets available for plan benefits include $1,212,106 and $605,357 payable to terminated plan participants who have elected to defer distribution of their vested account balances at December 31, 2006 and 2005, respectively.

Plan termination - The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of the Plan, the Code and ERISA.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments - Investments of the Plan are held by Fidelity and invested based upon instructions received from participants.

The Plan’s investments in mutual funds, common collective trusts and the Gymboree Co. Stock Fund are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. If quoted market prices are not available, investments are valued by Fidelity at fair market value at the end of each Plan year. Common collective trust funds are stated at fair value as determined by the issuer based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

The Stable Value Portfolio is diversified among high-quality, short-term investments. The fund invests across several fixed-income categories, including U.S. Treasuries, government agency securities, corporate debt, asset-backed securities, and mortgage-backed securities, as well as units of a money market portfolio. The fund is wrapped by a syndicate of four banks and insurance companies, facilitating book value withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Adoption of new Accounting Guidance - The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Risks and uncertainties - The Plan provides for various investment options in any combination of mutual funds and common collective trusts offered by the Plan. Investments in the Gymboree Co. Stock Fund are limited to 20% of a participant’s contributions to the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Related party transactions - Plan investments in mutual funds, common collective trusts and the Gymboree Co. Stock Fund are managed by Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed on the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 – INVESTMENTS

At December 31, 2006 and 2005, investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2006	2005
Fidelity:
Advisor Diversified International Fund	$3,231,274	$2,316,173
Victory Diversified Stock A	3,006,258	2,358,252
Advisor Stable Value Portfolio	2,474,421	1,928,542
Advisor Mid Cap Fund	2,449,535	1,875,299
Advisor Equity Growth Fund	2,292,122	1,972,001
Advisor Freedom 2020 Fund	1,371,759	1,106,954
Gymboree Co. Stock Fund - Common Stock	1,606,078	949,783

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Gymboree Co. Stock Fund, which invests in the common stock of the Company and short-term cash. The aggregate investment in the Gymboree Co. Stock Fund was as follows at December 31:

Date	Interest Bearing Cash	Number of Shares	Fair Value	Cost
2006	$68,854	42,088	$1,606,078	$690,911
2005	$42,158	40,589	$949,783	$516,828

NOTE 5 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$25,218,228	$17,918,695
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(25,000)	—
Deemed distributions	(760)	(880)

Net assets available for benefits per Form 5500, Schedule H, Part I, line 1l	$25,192,468	$17,917,815

The following is a reconciliation of net increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2006:

Net increase in net assets per the financial statements	$7,299,533
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(25,000)
Change in deemed distributions	120

Net income per Form 5500, Schedule H, Part II, line 2k	$7,274,653

GYMBOREE 401(k) PLAN	EIN 94-2615258
Form 5500 - Schedule H Part IV Line 4	Plan #001
Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of issue, borrower, lessor or similar party	Description of investment	Number of shares/units	Fair value
Fidelity:
* Advisor Diversified International Fund	Mutual Fund	141,847	$3,231,274
* Victory Diversified Stock A	Mutual Fund	166,552	3,006,258
* Advisor Stable Value Portfolio	Common Collective Trust	2,499,423	2,474,421
* Advisor Mid Cap Fund	Mutual Fund	99,292	2,449,535
* Advisor Equity Growth Fund	Mutual Fund	44,838	2,292,122
* Advisor Freedom 2020 Fund	Mutual Fund	103,842	1,371,759
* Dreyfus S&P 500 Index Fund	Mutual Fund	29,558	1,182,339
* Advisor Equity Income Fund	Mutual Fund	37,682	1,176,057
* Advisor Strategic Income Fund	Mutual Fund	83,232	978,813
* Evergreen Special Values Fund	Mutual Fund	31,222	854,553
* Advisor Intermediate Bond Fund	Mutual Fund	77,667	840,357
* Advisor Small Cap Fund	Mutual Fund	35,840	812,861
* Advisor Freedom 2035 Fund	Mutual Fund	40,828	537,294
* Advisor Freedom 2030 Fund	Mutual Fund	29,952	418,430
* Advisor Freedom 2040 Fund	Mutual Fund	26,854	385,891
* Advisor Freedom 2025 Fund	Mutual Fund	21,731	276,851
* Prime Fund	Interest Bearing Cash	261,620	261,620
* Advisor New Insights	Mutual Fund	3,789	69,610
* Advisor Freedom 2010 Fund	Mutual Fund	4,808	57,937
* Advisor Freedom 2015 Fund	Mutual Fund	2,136	25,973
* Advisor Freedom 2005 Fund	Mutual Fund	1,317	15,279
* Advisor Freedom Income Fund	Mutual Fund	519	5,507
* Gymboree Co. Stock Fund	Common Stock	42,088	1,606,078
* Gymboree Co. Stock Fund	Interest Bearing Cash	68,854	68,854
* Participant loans	145 loans with interest rates ranging from 5% to 9.5%		512,869

		Total	$24,912,542

*	A party-in-interest as defined by ERISA.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm